Mail Stop 4561

February 19, 2008

Jon W. Swets
Senior Vice President and Chief Financial Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424

      Re: Macatawa Bank Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Form 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30,
             2007 and September 30, 2007
             File No. 0-25927

Dear Mr. Swets:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Donald A. Walker, jr.
      Senior Assistant Chief Accountant